Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Life Insurance Company:

We consent to our reports with respect to Nationwide Provident VLI Separate Account 1 dated April 13, 2009 and for Nationwide Life Insurance Company and subsidiaries dated March 2, 2009 included herein, and to the reference to our firm under the headings “Experts” and “Financial Statements” in the Statement of Additional Information.  Our report for Nationwide Life Insurance Company and subsidiaries refers to the adoption of the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP

Columbus, Ohio
December 30, 2009